SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   F O R M 6-K

                      PURSUANT TO SECTION 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF SEPTEMBER 2002

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 GIBOREI ISRAEL STREET, NETANYA 42504, ISRAEL
                     (Address of Principal Executive Office)


                  INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                                    FORM 20-F  X     FORM 40-F
                                              ---                ------

                  INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                    YES                       NO  X
                                           ------                ---

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE COMPANY'S FORM F-3 REGISTRATION STATEMENT FILE NO. 333-11716.





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                                   RADA ELECTRONIC INDUSTRIES LTD.






6-K Items



1.       Rada Electronic Industries Ltd. Press Release dated September 23, 2002.

                                                                         ITEM 1

                         RADA ELECTRONIC INDUSTRIES LTD.

Business News
                                                    FOR IMMEDIATE RELEASE


Netanya, Israel, September 23, 2002 - RADA Electronic Industries Ltd. (NASDAQ:
RADIF)) today announced that the Nasdaq Listing Qualifications Panel determined to continue the listing of the Company's ordinary shares on the Nasdaq SmallCap Market following the Company's demonstration of compliance with all the conditions imposed by the Panel and the continued listing requirements of The Nasdaq SmallCap Market. Accordingly, the Company's Nasdaq symbol, effective with the open of business on Tuesday, September 24, 2002, will revert to RADIF.

About RADA
RADA Electronic Industries Ltd. is an Israel based company involved in the commercial and military aerospace industries. The company specializes in Avionics, Data Acquisition Systems, Ground Debriefing Stations and Automatic Test Equipment. RADA employs 100 people, many of them are engineers. Most of the employees work in the company's production plant in Beit She'an, Israel.

         Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact: Adar Azancot - C.E.O
         RADA Electronic Industries Ltd.
         Tel: 011-972-9-8921109

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 Rada Electronic Industries Ltd.
                                 -----------------------------------
                                              (Registrant)



                                 By:            /s/Herzle Bodinger
                                    --------------------------------
                                      Herzle Bodinger, Chairman



Date: September 23, 2002